Exhibit 99(p)(1)

SECTON I - PROFILE

Policy Title:	Code of Ethics

Issued/Revised Date:	June 2013

SECTION II - POLICY

BBH TRUST
(the “Trust”)

CODE OF ETHICS

The Trust has adopted this Code of Ethics (the “Code”) pursuant to Rule 17j-1(c)(1) under the Investment Company Act of 1940, as amended (the “1940 Act”) to specify and prohibit certain types of personal securities transactions and to establish reporting requirements.

The investment adviser to each series of the Trust (each, a “Fund”) is the Separately Identifiable Department (the “SID”) of Brown Brothers Harriman & Co. (“BBH”). The SID and the principal underwriter, ALPS Distributors, Inc. (“ALPS”), have adopted written code of ethics containing provisions reasonably necessary to prevent Access Persons from engaging in any conduct prohibited by Rule 17j-1 under the 1940 Act. ALPS is not an affiliated person of the Trust, the SID, or BBH, and no officer, director or general partner of ALPS serves as an officer, director or general partner of the Trust, the SID, or BBH.

I. DEFINITIONS

A. Please refer to the Personal Trading Requirements for Authorized Insiders and Access Persons Policy for the definition of “Access Person.”

B. “Beneficial Ownership” shall be interpreted in the same manner as it would be under Rule 16a-1(a) (exclusive of Section (a)(1) of such Rule) of the Securities Exchange Act of 1934 (the “1934 Act”) in determining whether a person is the beneficial owner of a security for purposes of Section 16 of the 1934 Act.

C. “Covered Security” means a security as defined in Section 2(a)(36) of the 1940 Act, except that it does not include:

i.        Direct obligations of the Government of the United States;

ii.      Bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements; and

iii.     Shares issued by open-end mutual funds.

D. A “Covered Security Held or to be Acquired by a Fund” means any Covered Security which, within the most recent 15 days:

i.  Is or has been held by the Fund; or
ii. Is being or has been considered by the Fund or SID for purchase by the Fund.

E. “Disinterested Trustee” means a Trustee who is not an “interested person” within the meaning of Section 2(a)(19) of the 1940 Act.

F. “Holdings Reports” are reports filed by Access Persons and contain the following information:

i. The exchange ticker symbol or CUSIP number, as applicable, number of shares and principal amount of each Covered Security in which the Access

Person has any direct or indirect Beneficial Ownership; and
ii. The name of any broker, dealer or bank with whom the Access Person maintained an account in which any securities were held for the direct or indirect benefit of the Access Person; and
iii. The date the report is submitted by the Access Person.

G. “Purchase or sale of a Covered Security” includes, among other things, the writing of an option to purchase or sell a Covered Security.

H. The “Compliance Department” is the entity designated by the Board of Trustees to monitor the overall compliance with this Code. Included in the duties of the Compliance Department are the review of all initial and annual Holdings Reports and quarterly transaction reports and/or duplicate confirmations and statements and the maintenance of the list of Access Persons.

II. STATEMENT OF GENERAL PRINCIPLES
The following general fiduciary principles shall govern the personal investment activities of all Access Persons. Each Access Person shall:

A. At all times place the interests of each Fund before his or her personal interests;

B. Conduct all personal securities transactions in a manner consistent with this Code, so as to avoid any actual or potential conflicts of interest, or an abuse of position of trust and responsibility; and

C. Not take any inappropriate advantage of his or her position with or on behalf of a Fund.

It is unlawful for any affiliated person of a Fund, the SID, or ALPS, in connection with the purchase or sale, directly or indirectly, by the person of a Covered Security Held or to be Acquired by the Fund: (1) To employ any device, scheme or artifice to defraud the Fund; (2) To make any untrue statement of a material fact to the Fund or omit to state a material fact necessary in order to make the statements made to the Fund, in light of the circumstances under which they are made, not misleading; (3) To engage in any act, practice or course of business that operates or would operate as a fraud or deceit on the Fund; or (4) To engage in any manipulative practice with respect to the Fund.

As a matter of policy, neither BBH nor the SID provides any Disinterested Trustee with current information about specific securities that BBH or the SID is purchasing or selling or considering purchasing or selling. In general, information provided to Disinterested Trustees in preparation for or at a meeting will be as of a date at least 15 days prior to the date it is provided.

III. COMPLIANCE PROCEDURES

A. Reporting Requirements – Initial and Annual Holdings

Access Persons are subject to initial and annual holdings reporting requirements as described in the Personal Trading Requirements for Authorized Insiders and Access Persons Policy. Disinterested Trustees shall not be required to submit either initial Holdings Reports or annual Holdings Reports of their holdings of Covered Securities.

B. Reporting Requirements – Quarterly Transactions

Access Persons that have investment discretion in a personal securities account are required to maintain the accounts at designated brokerage firms, which are subsequently required to submit account statements to BBH on at least a quarterly basis (no later than thirty (30) days after quarter-end). Please refer to the Personal Trading Policy – All BBH Personnel for further information.

No Disinterested Trustee shall be subject to quarterly Access Person reporting requirements unless the Trustee knew or, in the ordinary course of fulfilling his or her official duties as a Trustee, should have known that, during the fifteen (15) day period immediately before or after the date of a transaction by the Trustee in a Covered Security, a Fund purchased or sold that Covered Security or the Fund or the SID considered purchasing or selling that Covered Security.

In the event that a Disinterested Trustee does not satisfy the exemption from the quarterly Access Person transaction reporting requirements during any calendar quarter, then, within ten (10) days after the end of that quarter, such Access Person shall make a written report to the Compliance Department of all non-exempt transactions occurring in the quarter by which they acquired or disposed of a Beneficial Interest in any Covered Security.

C. Disinterested Trustee Certification

Disinterested Trustees will confirm annually that they have complied with the provisions of Section III of this Code (see Exhibit A).

D. Responsibility to Report

Each individual who is subject to a reporting requirement under this Code must take the initiative to make the required reports. Any effort by the Compliance Department to facilitate the reporting process shall not relieve such person of his or her obligations hereunder.

IV. REVIEW BY THE BOARD OF TRUSTEES
At least annually, each Fund, and its investment adviser and principal underwriter shall provide to the Board of Trustees, and the Board of Trustees must consider, a written report that:

A. Describes any issues arising under their respective code of ethics or procedures since the last report to the Board of Trustees, including, but not limited to, information about material violations of any such code and sanctions imposed in response to the material violations; and

B. Certifies that the Fund, investment adviser or principal underwriter, as applicable, has adopted procedures reasonably necessary to prevent Access Persons from violating the Code.

V. SANCTIONS

A. Sanctions for Violations by Access Persons and Disinterested Trustees

Any violation of this Code shall be subject to the imposition of such sanctions by the Chief Compliance Officer of the Trust, as may be deemed appropriate under the circumstances to achieve the purposes of the Rules and this Code which may include a letter of censure and/or restitution of an amount equal to the difference between the price paid or received by the Trust and the more advantageous price paid or received by the offending person. Sanctions for violation of this Code by a Trustee will be determined by a majority vote of its Disinterested Trustees. All material violations of the Code and any sanctions imposed as a result thereof shall be reported periodically to the Board of Trustees.

B. If the Compliance Department determines that any individual has violated the Code in a material way related to Covered Securities held or to be acquired by a Fund, he or she shall so advise the Board of Trustees and shall provide a report, including the sanctions imposed for such violation.

VI. MISCELLANEOUS

A. Access Persons

The Compliance Department will identify all Access Persons who are under a duty to make reports to the Funds and will inform such persons of such duty. Any failure by the Compliance Department to notify any person of his or her duties under this Code shall not relieve such person of his or her obligations hereunder.

B. Pre-approval of Investments in IPOs and Limited Offerings

Investment Personnel of a Fund or the SID must obtain approval from the Fund or the SID before directly or indirectly acquiring beneficial ownership in any securities in an Initial Public Offering or in a Limited Offering. Please refer to the Private Securities Transaction Policy for further information.

C. Records

BBH Trust and/or BBH or its delegate shall maintain records in the manner and to the extent set forth below, which shall be available for examination by representatives of the U.S. Securities and Exchange Commission:

i. A copy of this Code and any other code which is, or at any time within the past five years has been, in effect shall be preserved in an easily accessible place;
ii. A record of any violation of this Code and of any action taken as a result of such violation shall be preserved in an easily accessible place for a period of not less than five years following the end of the fiscal year in which the violation occurs;
iii. A copy of each report made pursuant to this Code shall be preserved for a period of not less than five years from the end of the fiscal year in which it is made, the first two years in an easily accessible place;
iv. A record of all persons who are required, or within the past five years have been required, to make or review reports pursuant to this Code shall be maintained in an easily accessible place; and

v. A record of any decision, and the reasons supporting the decision, to approve the acquisition by investment personnel of securities under Section VI.B, for at least five years after the end of the fiscal year in which the approval is granted.

D. Confidentiality

All reports of transactions in Covered Securities and any other information filed pursuant to this Code shall be treated as confidential, except to the extent required by law.

E. Interpretation of Provisions

The Board of Trustees may from time to time adopt such interpretations of this Code as it deems appropriate.